

Mailstop 3561

September 28, 2017

Kathleen Eisbrenner
Chief Executive Officer
NextDecade Corporation
3 Waterway Square Place, Suite 400
The Woodlands, Texas 77380

> **Re:** **NextDecade Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 22, 2017**
> **File No. 333-220263**

Dear Ms. Eisbrenner:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2017 letter.

Selling Stockholders, page 8

1. We note your response to comment 2. We also note that Cantor Fitzgerald & Co. is a selling stockholder and a registered broker-dealer, and that you disclose it did not receive its securities as compensation for investment banking or similar services. Please revise your disclosure to state Cantor Fitzgerald & Co. is an underwriter.

Please contact Jacqueline Kaufman, Staff Attorney at 202-551-3797, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Krysta Behrens De Lima, General Counsel
        Carrie Ratliff, King & Spalding